EXHIBIT 99.2

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
IMPORTANT
The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Eleventh Meeting of the Third Session of the Board of Supervisors
China Life Insurance Company Limited (the “Company”)
The eleventh meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on March 22, 2011 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated March 8, 2011. All of the Company’s five supervisors, Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui attended the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (“AOA”) and the Rules of Procedure for the Supervisory Board of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:
1. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2010 (the “2010 Annual Financial Reports”)
After review and discussion, the Meeting passed the 2010 Annual Financial Reports, which include the 2010 Annual Financial Statements prepared in accordance with PRC GAAP, the 2010 Financial Statements prepared in accordance with IFRS, the 2010 Report on Participating Insurance Products, the 2010 Report on Balance Sheet of Foreign Currency Assets, the 2010 Report on Capital Holding by Controlling Shareholders and Other Related Parties, and the 2010 Financial Highlights.
Voting result: 5 for, 0 against, with no abstention
2. Passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2010
After review and discussion, the Supervisory Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2010, including Financial Highlights, Management Discussion and Analysis, Report of Corporate Governance, Report on Significant Matters, Financial Report and Embedded Value, Summary of A Share Annual Report, Announcement on H Share Performance Results and other related matters.

The Supervisory Board considered that:
a. The preparation and review procedures of the A Share Annual Report and the H Share Annual Report of the Company for the year of 2010 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.
b. The content and form of the A Share Annual Report and the H Share Annual Report of the Company for the year of 2010 are in conformity with provisions under relevant laws, regulations and the listing rules of the places where the Company is listed. The information contained therein will truly reflect, in every respect, the operation and financial conditions of the Company in 2010.
c. Before the Supervisory Board put forward the aforesaid comments, the Supervisory Board didn’t find out any activity violating the confidentiality provisions by the staff involved in the preparation and review of the A Share Annual Report and the H Share Annual Report of the Company for the year of 2010.
Voting result: 5 for, 0 against, with no abstention
3. Passed the Supervisory Board’s Report for the Year of 2010 and proposed to submit the report to the Shareholders’ Meeting
Voting result: 5 for, 0 against, with no abstention
4. Passed the Report on the Performance of Supervisors in 2010
Voting result: 5 for, 0 against, with no abstention
5. Passed the Proposal on the Profit Allocation for the Year of 2010
Voting result: 5 for, 0 against, with no abstention
6. Passed the Proposal on the 2010 Assessment Report on Internal Control of the Company (A Share)
Voting result: 5 for, 0 against, with no abstention
7. Passed the Self-assessment Report on Internal Control in 2010
Voting result: 5 for, 0 against, with no abstention
8. Passed the Proposal on the Implementation Scheme of Corporate Internal Control System
Voting result: 5 for, 0 against, with no abstention
9. Passed the Report on Related Party Transactions of the Year of 2010 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2010
Voting result: 5 for, 0 against, with no abstention
10. Passed the Proposal on the Supervisory Board’s Operation Planning for the Year of 2011
Voting result: 5 for, 0 against, with no abstention
Board of Supervisors of China Life Insurance Company Limited
March 22, 2011